Exhibit 99.1

IMPERIAL TOBACCO GROUP PLC

Notification of transactions of Directors and Persons Discharging Managerial Responsibilities (PDMRs) or Connected Persons.

Imperial Tobacco Group PLC announces that Gareth Davis, a director and PDMR, has today at nil cost transferred to a Citibank N.A. nominee account legal ownership of 50,000 ordinary shares in the Company (the Shares) in connection with the facility for Mr Davis to take up his full entitlement in the Imperial Tobacco Group PLC Rights Issue. The facility was made available to Mr Davis by Citibank N.A. as announced on 29 May 2008.

There is no change in the beneficial interest in the Shares and no change in the number of Mr Davis’ holding of ordinary shares in the Company as a consequence of the transfer.

Matthew Phillips

Company Secretary

Copies of our announcements are available on our website www.imperial-tobacco.com.